Exhibit (a)(5)(C)

LIVERAMP ANNOUNCES EXTENSION OF TENDER OFFER FOR SHARES OF COMMON STOCK

SAN FRANCISCO, December 4, 2018—(BUSINESSWIRE)—LiveRamp (NYSE: RAMP) today announced that in light of the national day of mourning to be observed on December 5, 2018 for President George H.W. Bush, LiveRamp has extended its previously announced cash tender offer to purchase shares of its common stock until Thursday, December 13 at 5:00 PM, New York City time, to allow additional time for stockholders to tender their shares. Except as set forth herein, the terms and conditions of the Offer (as defined below) remain the same.

On November 13, 2018, LiveRamp announced its “modified Dutch auction” tender offer to purchase up to $500 million of shares of its common stock, or such lesser number of shares of its common stock as are properly tendered and not properly withdrawn, at a price not greater than $49.00 nor less than $44.50 per share of common stock, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”).

As of December 3, 2018, approximately 4,255 shares had been tendered in the Offer.

Stockholders who have previously validly tendered and not withdrawn their shares do not need to re-tender their shares or take any other action in response to the extension of the Offer. The terms and conditions of the Offer, prior to the amendment described in this release, were set forth in LiveRamp’s “Offer to Purchase” and “Letter of Transmittal”, each dated November 13, 2018, and the other related materials that LiveRamp distributed to stockholders, which were filed with the Securities and Exchange Commission (“SEC”) as exhibits to LiveRamp’s Schedule TO on November 13, 2018.

Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC are acting as the dealer managers for the Offer. Stockholders who have questions or would like additional information about the Offer may contact the information agent for the Offer, Georgeson LLC, toll-free at (888) 613-9988.

Important Information

This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell securities of LiveRamp. Stockholders are advised to read the “Offer to Purchase”, the “Letter of Transmittal” and all related documents, as they contain important information about the Offer. Stockholders can obtain these documents free of charge from the SEC’s website at www.sec.gov. In addition, copies of these documents and other filings containing information about LiveRamp may be obtained, without charge, by directing a request to LiveRamp, attention Investor Relations, at (650) 372-2242 or on LiveRamp’s website at www.liveramp.com.

About LiveRamp

LiveRamp provides the identity platform leveraged by brands and their partners to deliver innovative products and exceptional experiences. LiveRamp IdentityLink™ connects people, data, and devices across the digital and physical world, powering the people-based marketing revolution and allowing consumers to safely connect with the brands and products they love. For more information, visit www.LiveRamp.com.

For more information, contact:

Georgeson LLC

Toll Free: 888-613-9988

LiveRamp Investor Relations

Lauren Dillard

650-372-2242

Investor.Relations@LiveRamp.com